Mail Stop 3561

July 21, 2006

Reed T. Buley, President
Slopestyle Corporation
111 Hughes Court
Wylie, TX 75225

> **Re:** **Slopestyle Corporation**
> **Response Letter dated June 20, 2006**
> **Amendment No. 2 to Form SB-1**
> **File No. 333-132082**

Dear Mr. Buley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. We note your response to comment 1 in our letter dated May 30, 2006. Please revise to leave the date of the prospectus at the bottom of the cover page undated, since that date should be the effective date.

2. We reissue comment 1 from our letter dated May 9, 2006. We note that you state, here and on page 10, that you have an escrow agreement with your attorney. Please note that Rule 15c2-4 requires that funds be promptly deposited in a separate bank account. Please advise us or revise your disclosure.

Summary Financial Data, page 3

3. Please revise your statement of operations data presented here and throughout the filing to include the quarter ended March 31, 2005.

Dilution, page 8

4. Please update your dilution table through March 31, 2006.

Capitalization, page 23

5. Please update your capitalization table through March 31, 2006.

Financial Statements

6. We reissue comments 7 and 8 in our letter dated May 30, 2006.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sarah Goldberg, Accountant, at (202) 551-3340 or George Ohsiek, Accounting Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: J. Hamilton McMenamy, Esq.
        FAX (214) 361-8244